# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081787

## Reporting persons
- Peak Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,077,442; shared voting power 0; sole dispositive power 3,077,442; shared dispositive power 0; aggregate amount beneficially owned 3,077,442 (7.1% of the class)
  Comment: Calculations of the percentage set forth in Row 11 are based on the quotient obtained by dividing (a) the number of shares of MNTN, Inc. Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 43,620,578 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 11, 2025.

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue #1827, Austin TX 78768

## Item 2. Person Filing
Name of person filing: Peak Investment Holdings, LLC
Address of principal business office or, if none, residence: c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,077,442
Percent of class:
7.1%

The percentage used in this Schedule 13G is calculated based on the quotient obtained by dividing (a) the 3,077,442 shares of MNTN, Inc. Class A Common Stock beneficially owned by the Reporting Person by (b) the 43,620,578 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 11, 2025.
Sole power to vote or to direct the vote: 3,077,442
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,077,442
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Peak Investment Holdings, LLC: /s/ Shane Maidy, Shane Maidy, Administrative Officer (08/14/2025)